KD KNIT CORP
FINANCIAL STATEMENTS
DECEMBER 31, 2021 AND 2020

KD KNIT CORP

CONTENTS

N.H. CPAs PC
Audit & Accounting & Tax
Trusted Business Advisor to Small and Medium Size Businesses

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To The Stockholders
KD Knit Corp

We have reviewed the accompanying financial statements of KD Knit Corp, which comprise the balance sheets at December 31, 2021 and 2020 and the related statements of income and retained earnings and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

N. H. CPA PC

N.H. CPA PC

Bayside, NY

December 15, 2022

QUEENS
36-51 Bell Blvd, Suite 208B, Bayside, NY 11361
Office: 718-279-1600 / 718-428-0983 Fax: 718-279-1662

MANHATTAN
1250 Braodway, Suite 3613, New York, NY 10001
Office: 212-858-9830 / 212-658-0122

KD KNIT CORP

BALANCE SHEET

DECEMBER 31, 2021 AND 2020

ASSETS

	2021	2020
Current Assets:		
Cash and Cash Equivalents	$ 1,235	$ 12
Accounts Receivables	-	-
Inventory	3,000	-
	-	-
Total Current Assets	4,235	12
Noncurrent Assets:		
Property and Equipment, Net	-	-
Patents, Net	-	-
Other Assets	-	-
Total Noncurrent Assets	-	-
Total Assets	$ 4,235	$ 12

LIABILITIES AND STOCKHOLDER'S EQUITY

	2021	2020
Current Liabilities:		
Accounts Payable and Accrued Liabilities	$ 28	$ -
Unearned Revenue	-	-
Credit Cards	-	-
Total Current Liabilities	28	-
Long Term Liabilities:		
Notes Payable	-	-
Interest Payable	-	-
Deferred Revenue	-	-
Total Long Term Liabilities	-	-
Stockholder's Equity:	4,207	12
Total Liabilities and Stockholder's Equity	$ 4,235	$ 12

KD KNIT CORP

STATEMENT OF INCOME STATEMENTS AND RETAINED EARNINGS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

	2021	2020
Revenue		
Sales	$ 14,080	$ -
Cost of Goods Sold	10,060	-
Gross Profit	4,020	-
Expenses		
Other General and Administrative Expenses	250	288
Total expenses	250	288
Total Operating Income	3,770	(288)
	-	-
Other Expense		
Interest Expense	-	-
	-	-
Other Income/(Expense)	-	-
Income Tax Expense	25	-
Net Income/(Loss)	$ 3,795	$ (288)

KD KNIT CORP
STATEMENT OF STOCKHOLDER EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

	2021	2020
Stockholder's Equity Beginning Balance 1/1:	$ 12	$ -
Net income/(loss)		(288)
Additional Paid-in Capital	400	300
Retained Earnings	3,795	-
Total Stockholder's Equity at 12/31	$ 4,207	$ 12

KD KNIT CORP

STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

		2021		2020
Cash Flows from Operating Activities:				
Net Income	$	3,795	$	(288)
Depreciation and Amortization		-		-
(Increase) Decrease in:				
Accounts Receivables		-		-
Inventory		(3,000)		-
Prepaid Expenses		-		-
Accounts Payable and Accrued Liabilities		28		-
Unearned Revenue		-		-
Credit Cards		-		-
Interest Payable		-		-
Deferred Revenue		-		-
Net Cash Provided in Investing Activities		823		(288)
Cash Flows from Investing Activities:				
Patent cost		-		-
Shareholder contribution		400		300
Shareholder distribution		-		-
Purchase of fixed assets		-		-
Net Cash Used in Investing Activities		400		300
Cash Flows from Financing Activities:				
Loan to Shareholders		-		-
Loan Proceeds		-		-
		-		-
Net Cash Used in Financing Activities		-		-
Net Increase in Cash and Cash Equivalents		1,223		12
Cash and Cash Equivalents at Beginning of Year		12		-
Cash and Cash Equivalents at End of Year	$	1,235	$	12

KD KNIT CORP
NOTES TO FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies

Business Activity

KD Knits Corp was incorporated in Delaware on February 17, 2020. The Company main business line is producing and developing proprietary plant based fibers clothing.

Recent Accounting Pronouncements

Changes to U.S. GAAP are typically established by the Financial Accounting Standards Board ("FASB") in the form of accounting standards updates ("ASUs") to the FASB's Accounting Standards Codification ("ASC"). The Company considers the applicability and impact of all ASUs. The Company, based on its assessment, determined that any recently issued or proposed ASUs not listed below are either not applicable to the Company or adoption will have minimal impact on the accompanying financial statements.

Cash and Cash Equivalents

Cash and cash equivalents includes cash on hand, demand deposits and short-term cash investments that are highly liquid in nature and have original maturities of three months or less. Cash equivalents are highly liquid investments purchased with original maturities of three months or less at the time of purchase. Cash equivalents consist of investment grade securities in commercial paper, bank certificates of deposit, and money market funds.

Revenue Recognition

The Company adopted the accounting requirements for the recognition of revenue from contracts with customers in 2021. Under this standard, the Company apply a principles-based five step model to recognize revenue upon the transfer of control of promised goods to customers and in an amount that reflects the consideration for which we expect to be entitles to in exchange for those goods. There's neither material differences resulting from applying the requirements to revenue contracts nor significant changes in the business processes, systems, and controls to support recognition and disclosure requirements under the new guidance.

Contract costs incurred to date and expected total contract costs are continuously monitored during the term of the contract. Changes in the job performance, job conditions and final contract settlements are factors that influence management's assessment of total contract value and the total estimated costs to complete those contracts, and therefore, profit and revenue recognition. Additionally, the Company estimates costs to complete on fixed price contracts which are determined on an individual contract basis by evaluating each project's status as of the balance sheet date, and using the Company historical experience with the level of effort required to complete the underlying project. Claims and change orders are also measured based on our historical experience with individual customers and similar contracts, and are evaluated by management individually. A change order is a modification to a contract that changes the provisions of the contract, typically resulting from changes in scope, specifications, design, manner of performance, facilities, equipment, materials, sites, or period of completion of the work under

Note 1 - **Summary of Significant Accounting Policies (Continued)**

the contract. A claim is an amount in excess of the agreed-upon contract price that the Company seeks to collect from its clients or others for client-caused delays, errors in specifications and designs, contract terminations, change orders that are either in dispute or are unapproved as to both scope and price, or other causes. The Company includes these estimated amounts of variable consideration to the extent that it is probable there will not be a significant reversal of revenue. Some of the Company's contracts may have contract terms that include variable consideration such as performance bonuses or liquidated damages. In accordance with ASC 606-10-32, the Company estimates the variable consideration using one of two methods. In contracts in which there is a binary outcome, the most likely amount method is used. In instances in which there is a range of possible outcomes, the expected value method is used. In accordance with ASC 606-10-32-11, the Company includes the estimated amount of variable consideration in the transaction price only to the extent that it is probable that a significant reversal in the amount of cumulative recognized revenue will not occur when the final outcome of the variable consideration is determined. In contracts in which a significant reversal may occur, the Company uses constraint in recognizing revenue on variable consideration.

Although the Company often enters into contracts that contain liquidated damage clauses, the Company rarely incurs them, and as such, the Company does not include amounts associated with liquidated damage clauses until it is probable that liquidated damages will occur. These items are continually monitored by multiple levels of management throughout the reporting period. A portion of the work the Company performs requires financial assurances in the form of performance and payment bonds or letters of credit at the time of execution of the contract. Many of the Company's contracts include retention provisions of up to 10%, which are generally withheld from each progress payment as retainage until the contract work has been completed and approved. The Company provides warranties to customers on a basis customary to the industry; however, the warranty period does not typically exceed one year. Historically, warranty claims have not been material to the Company. Total revenues do not include sales tax as the Company considers itself a pass-through conduit for collecting and remitting sales taxes.

Costs to obtain a contract are capitalized if they are incremental to obtaining the contract and if they are expected to be recovered. Capitalized costs to obtain contracts are amortized over the period the Company expects to benefit, typically the life of the contract. Costs to obtain contracts include surety bonds, mobilization and other start-up costs, all of which have been determined to be immaterial to the total contract price. The Company has elected, as a practical expedient, to expense, as incurred, costs to obtain contracts.

The Company recognizes revenues when the earnings process is complete, when persuasive evidence of an arrangement exists, the product has been delivered, the price is fixed and determinable and collection is reasonably assured.

Note 1 - <u>Summary of Significant Accounting Policies (Continued)</u>

Patents

Patents and trademarks are recorded at the cost to obtain the patent or trademark and are amortized on a straight-line basis over their estimated useful lives of up to 20 years, beginning when the Company has received the patent or trademark. Management analyzes for impairment, costs accumulated but not yet granted patent status. As of December 31, 2021, management has determined that no impairment is required.

Income Taxes

In the ordinary course of business there is inherent uncertainty in quantifying our income tax positions. We assess our income tax positions and record tax benefits for all years subject to examination based upon the management's evaluation of the facts, circumstances, and information available on the reporting date. For those realize all or a portion of our deferred tax assets in the future, we would reduce such amounts through an increase to tax expense in the period in which that determination is made or when tax law changes are enacted. Conversely, if we were to determine that we would be able to realize our deferred tax assets in the future in excess of the net carrying amounts, we would decrease the recorded valuation allowance through a decrease to tax expense in the period in which that determination is made.

Inventories and Contracts in Progress

Inventories and contracts in progress are stated at the lower of cost or estimated realizable value and are primarily based on first-in, first-out (FIFO) or average cost methods

Property and Equipment

Property and equipment is stated at cost. The costs of additions and betterments are capitalized and expenditures for repairs and maintenance are expensed in the period incurred. When items of property and equipment are sold or retired, the related costs and accumulated depreciation are removed from the accounts and any gain or loss is included in income.

Depreciation and amortization of property and equipment is provided utilizing both the straight-line and accelerated methods over the estimated useful lives of the respective assets as follows:

Machinery and equipment	5 - 10 years
Furniture and office equipment	5 - 7 years
Leasehold improvements	10 years

KD KNIT CORP
NOTES TO FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies (Continued)

Research and Development

Research and development costs not specifically covered by contracts and those related to the company sponsored share of research and development activity in connection with cost-sharing arrangements are charged to expense as incurred. Research and development costs incurred under contracts with customers are included as a contract cost and reported as a component of cost of products sold when revenue from such contracts is recognized. Research and development costs in excess of contractual consideration are expensed as incurred.

Concentration of Credit Risk

The Company may at times maintain cash balances in financial institutions in excess of FDIC insured limits.

Note 2 - Inventory

Inventory consist of the following at December 31:

	2021	2020
Raw Goods	$ -	$ -
Work in Progress	-	-
Finished Goods	3,000	-
Contracts in Progress	-	-
Total Inventory	$ 3,000	$ -

Note 3 - Property and Equipment

Property and equipment is summarized as follows:

Machinery and equipment	$ -
Furniture and equipment	-
Leasehold improvements	-
	-
Less: Accumulated depreciation	-
Net Property and Equipment at December 31, 2021	$ -

Depreciation expense amounted to $0 for the years ended December 31, 2021 and 2020, all of which has been included in contract costs.

Note 4 - Patents

Patents consist of the following at December 31:

	2021	2020
Cumulative capitalized legal fees	$ 0	$ 0
Accumulated amortization	0	0
Patents, net	$ 0	$ 0

Note 5 - Research and Development

The company performs research and development activities to develop new versions of the main product. The research and development results are summarized below:

	2021	2020
Research and development salaries	$ 0	$ 0
Research and development materials	0	0
Total research and development expenses	$ 0	$ 0

Note 8 - Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for recognition or disclosure through December 15, 2022, the date the financial statements were available to be issued, and no additional adjustments were necessary.

Note 8 - <u>COVID-19 Impact</u>

In March 2020, the COVID-19 pandemic and the resultant deterioration in global macro-economic conditions has continued to impact the Company's business. Considerable uncertainty continues to exist regarding the likely trajectory of the pandemic and the speed of the economic recovery, and the ultimate impact on the Company's business, financial position, results of operations and cash flows will depend on future developments, which are highly uncertain and cannot be predicted, including, but not limited to, the scope and duration of the pandemic, the actions that will be taken by governmental authorities to both contain the outbreak and to provide continuing support to affected businesses through additional stimulus funds and otherwise, the speed and efficiency of the vaccine roll out in New York state and nationally, and the ongoing response of and impact to the Company's clients and business partners.

The COVID-19 pandemic has negatively impacted the global economy, causing businesses to shut down and unemployment rates to increase, has disrupted global supply chains, and has created significant volatility and disruption in financial markets. In response to the pandemic, governmental and other authorities have instituted numerous measures to contain the virus including travel bans, shelter-in-place orders and business shutdowns.

The Company's business, financial position, results of operations and cash flows will be impacted by factors which include, but are not limited to: the continued health and availability of the Company's colleagues, continued dampened demand for the Company's products and services, a prolonged period of low or near zero interest rates, a potential further decoration in the financial condition of the Company's clients.

The Company have taken meaningful steps and precautions to safeguard the health and well-being of its colleagues. However, COVID-19 could still impact the availability and effectiveness of its colleagues as a result of illness, mandatory quarantines, mandated financial center closures or other reasons. If the Company's employees are not able to work effectively or a substantial number of employees are unable to work, the Company's business and financial result could be adversely affected.

As of December 31, 2021, the Company just started operation in 2021 so the impact from the Covid-19 is immaterial to the company.